EXHIBIT D

VERIFICATION OF FROST INVESTMENT ADVISORS, LLC

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of Frost Investment Advisors, LLC; that he is President of such company; and that all actions by the member and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FROST INVESTMENT ADVISORS, LLC

By:	/s/ Tom Stringfellow
Name:	Tom Stringfellow
Title:	President